Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711

www.mayerbrown.com

Stuart M. Litwin

Direct Tel +1 312 701 7373
Direct Fax +1 312 706 8165

slitwin@mayerbrown.com

April 22, 2016

Arthur Sandel Special Counsel Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549
Re: USAA Acceptance, LLC Amendment No. 1 to Registration Statement on Form SF-3 Filed March 24, 2016 File No. 333-208659

Dear Mr. Sandel:

On behalf of USAA Acceptance, LLC (the “Registrant”), and in response to the comment (the “Comment”) submitted via telephone on April 21, 2016 from the staff of the Securities and Exchange Commission to Mayer Brown LLP on behalf of the Registrant, the Registrant is submitting this supplemental response letter. Please note that the page references refer to the most recently filed copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

With respect to the disclosure on page 71 of the form of prospectus under “Static Pool Data”, we hereby confirm that for each takedown we will provide the prospectus disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used, as well as a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:   Michael J. Broker, USAA Acceptance, LLC
       Gina M. Jordan, USAA Acceptance, LLC

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership